SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

California Pizza Kitchen, Inc.

(Name of Subject Company)

California Pizza Kitchen, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

13054D109

(CUSIP Number of Class of Securities)

Richard L. Rosenfield Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000	Larry S. Flax Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti, Esq.

J. Scott Hodgkins, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071-1560

(213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by California Pizza Kitchen, Inc., a Delaware corporation (the “Company”), on June 8, 2011. The Statement relates to the tender offer by CPK Merger Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of CPK Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $18.50 per share, net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2011, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on June 8, 2011.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the third sentence of the third paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 12 of the Statement:

“All of the 31 parties contacted by Moelis were financial buyers.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the first sentence of the fourth full paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 13 of the Statement with the following:

“On April 22, Moelis representatives received non-binding initial indications of interest from ten parties at values ranging from $20.00 to $24.00 per share, and with a median value of approximately $22.00 per share.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the first sentence of the second paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 14 of the Statement:

“Both Bidder A and Bidder B were financial buyers.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the fifth sentence of the fourth paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 14 of the Statement:

“Representatives of Moelis noted that an announcement of the termination of the sale process would likely result in a decline of the market price of the Company Common Stock. Moelis representatives also noted that an announcement of an alternative transaction structure would likely not completely offset the decline of the market price of the Company Common Stock. Moelis representatives further noted that an announcement of the Company’s decision to terminate the sale process would likely subject the Company’s management to increased scrutiny by the stockholders of the Company as to whether management was delivering greater value than could have been achieved in a potential sale transaction.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following before the third to last sentence of the fourth paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 14 of the Statement:

“The Company Board considered not proceeding with the potential sales process and also discussed with its financial advisor possible alternative transactions, such as a stock repurchase.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the fifth paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 14 of the Statement with the following:

“On July 22, another interested party, Bidder C, also a financial buyer, sent a letter to Moelis indicating that Bidder C was considering making a bid between $17.50 and $18.50 per share, conditioned upon satisfaction of due diligence and obtaining necessary financing.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the last sentence of the eighth full paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 15 of the Statement:

“At that time, rather than pursuing a sale of all of the outstanding shares of the Company Common Stock for less than $20.00, the Company Board continued to explore the potential for strategic alternatives.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the first sentence of the ninth full paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 15 of the Statement:

“Representatives of Moelis prepared analyses of Bidder C’s proposal which valued the proposal at between $19.91 to $22.49 per share using a 2010 EBITDA multiple ranging from 7.5x to 9.5x and between $20.04 to $22.84 per share using a 2011 EBITDA multiple ranging from 7.0x to 9.0x.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the second sentence of the first paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 16 of the Statement with the following:

“The Company Board discussed with representatives of Moelis, L&W and RLF factors to consider with respect to Bidder C’s proposal, including the valuation of the Company, the potential value of the 25% of Company Common Stock not acquired in the proposed self-tender and the fact that such a transaction would constitute a change of control of the Company.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following before the second to last sentence of the first paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 16 of the Statement:

“In connection with the discussion of the valuation of the Company, Mr. Rosenfield provided his view that 2014 EBITDA of $90.9 million was achievable, subject to execution risks and the other items noted under ‘Item 8. Additional Information—Certain Company Projections’ below.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the fourth sentence of the second paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 16 of the Statement:

“At that same meeting, the Special Committee also noted that Messrs. Rosenfield and Flax had indicated that they would not be supportive of the current proposal from Bidder C.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the first sentence of the fifth paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 16 of the Statement:

“Thereafter, Bidder C withdrew from the strategic review process.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the third sentence of the sixth paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 16 of the Statement with the following:

“In addition, Moelis representatives noted that another potential interested private equity bidder, Bidder E, had called Moelis representatives to indicate its interest in a transaction with the Company.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the first sentence of the first full paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 17 of the Statement with the following:

“On January 18, Moelis received a non-binding letter of interest from another potential private equity bidder, Bidder F, to acquire all of the outstanding Company Common Stock for $19.00 per share.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the first sentence of the second paragraph under the heading “Opinion of the Company’s Financial Advisor” on page 32 of the Statement:

“The range of multiples from 5.0x to 6.5x to the Company’s adjusted EBITDA for the LTM ended April 3, 2011 used by Moelis to derive a reference range of equity value per share for the Company Common Stock was selected based on Moelis’ professional judgment and its comparison of relevant operating metrics (such as comparable store sales for the latest fiscal year and LTM EBITDA margins) of the Company and each of the Core Selected Companies and the Other Selected Companies.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the first sentence of the second paragraph under the heading “Opinion of the Company’s Financial Advisor” on page 33 of the Statement:

“The range of multiples from 5.0x to 7.0x to the Company’s adjusted EBITDA for the LTM ended April 3, 2011 used by Moelis to derive a reference range of equity value per share for the Company Common Stock was selected based on Moelis’ professional judgment based on the long-term prospects of the target companies in each of the Primary Selected Transactions and the Secondary Selected Transactions as compared to the Company.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the second sentence of the fourth paragraph under the heading “Opinion of the Company’s Financial Advisor” on page 33 of the Statement:

“To calculate unlevered free cash flow, Moelis utilized a traditional discounted cash flow methodology, which included deducting, from adjusted EBITDA, depreciation & amortization expenses, pre-opening costs, labor litigation costs, store closure costs, stock-based compensation expenses and taxes based on a marginal tax rate of 27.9%. Moelis then added back depreciation & amortization expenses and stock-based compensation expenses, and deducted capital expenditures and the excess of cash rent expenditures over GAAP rent expenses to estimate unlevered free cash flow. Moelis was advised by the Company’s management not to consider projected changes in net working capital in calculating unlevered free cash flow for purposes of its discounted cash flow analysis of the Company. Calculating unlevered free cash flow involves assumptions and estimates which may or may not turn out to be correct. Moelis elected to use a range of terminal EBITDA multiples from 4.75x to 5.25x based on a number of factors, including, but not limited to, the perpetuity growth rate implied by the terminal multiples and historical trading multiples for the Company and certain companies identified under the caption “—Selected Publicly Traded Companies Analysis.” Moelis derived the terminal value of the Company in its discounted cash flow analysis using the projected adjusted EBITDA for the fiscal year ending December 31, 2015 included in the Projections.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the fourth sentence of the third paragraph under the heading “Opinion of the Company’s Financial Advisor” on page 35 of the Statement:

“Other than serving as exclusive financial advisor to the Company in connection with the Offer, the Merger and the related negotiations and transaction process, Moelis has not provided any services to the Company or its affiliates during the past two years.”

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information” is hereby amended and supplemented by adding the following as the sixth paragraph under the heading “Litigation” on page 43 of the Statement:

“On June 27, 2011, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the actions pending in the Delaware Court of Chancery and Los Angeles County Superior Court signed a memorandum of understanding (the “MOU”) regarding a proposed settlement of all claims asserted in the actions related to the Offer and the Merger. In connection with the MOU, the Company has agreed to further amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth herein. The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement and court approval, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the relevant class of Company stockholders from all claims arising out of the Offer and the Merger, upon which occurrence defendants will seek termination of any and all continuing shareholder actions in which the released claims are asserted. In the event the settlement is not approved or such conditions are not satisfied, the Company will continue to vigorously defend all the actions related to the Offer and the Merger.”

Item 8, “Additional Information” is hereby amended and supplemented by adding the following before the first full paragraph under the heading “Certain Company Projections” on page 45 of the Statement:

“In addition, to facilitate Moelis’ calculation of unlevered free cash flow for purposes of its discounted cash flow analysis, the Company supplementally provided to Moelis and Golden Gate Private Equity a projection of the annual excess of cash rent expenditures over GAAP rent expenses during the period covered by the Projections. Such excess was forecast to be approximately $4.5 million in 2011, approximately $4.8 million in 2012, approximately $4.6 million in 2013, approximately

$4.4 million in 2014 and approximately $4.2 million in 2015. Also to facilitate Moelis’ calculation of unlevered free cash flow for purposes of its discounted cash flow analysis, the Company supplementally provided to Moelis a projection of the annual capital expenditures net of tenant improvement allowance. Such capital expenditures net of tenant improvement allowance was forecast to be approximately $28.2 million in 2011, approximately $28.3 million in 2012, approximately $32.1 million in 2013, approximately $36.2 million in 2014 and approximately $40.4 million in 2015.”

Item 8, “Additional Information” is hereby amended and supplemented by adding the following before the last full paragraph under the heading “Certain Company Projections” on page 45 of the Statement:

“The Company’s management did not provide or calculate cash flow or unlevered free cash flow estimates as part of the Projections. However, the Company was informed by Moelis that the Projections set forth above were some of the key inputs utilized by Moelis in calculating unlevered free cash flows for purposes of its discounted cash flow analysis. See ‘Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Financial Analyses—Discounted Cash Flow Analysis.’”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

CALIFORNIA PIZZA KITCHEN, INC. a Delaware corporation

Dated: June 28, 2011
	By:	/s/ Richard L. Rosenfield
Co-Chairman of the Board, Co-Chief Executive Officer, and Co-President

	By:	/s/ Larry S. Flax
Co-Chairman of the Board, Co-Chief Executive Officer, and Co-President